Four Seasons Education (Cayman) Inc.

5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai

PRC 200070

November 3, 2017

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. Larry Spirgel, Assistant Director

Ms. Kathleen Krebs, Special Counsel

Mr. William Mastrianna, Attorney-Adviser

Mr. Robert S. Littlepage, Accountant Branch Chief,

Mr. Joseph Cascarano, Senior Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Four Seasons Education (Cayman) Inc. (CIK: 0001709819)
Registration Statement on Form F-1 (File No. 333-220951)
Registration Statement on Form 8-A (File No. 001-38264)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, Four Seasons Education (Cayman) Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 4:30 p.m., Eastern Time, on November 7, 2017, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Kirkland & Ellis International LLP.

The Company understands that Morgan Stanley & Co. International plc and Citigroup Global Markets Inc., the representatives of the underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Four Seasons Education (Cayman) Inc.

By:	/s/ Peiqing Tian
Name:	Peiqing Tian
Title:	Chairman and Chief Executive Officer